SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 1 OF 16 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                              JOHNSON OUTDOORS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479167 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Linda L. Mallon
                                 555 Main Street
                                    Suite 500
                             Racine, Wisconsin 53403
                                 (262) 260-4046


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 16, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 2 OF 16 PAGES
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---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Helen P. Johnson-Leipold
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        342,587 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,948,746 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       342,587 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,948,746 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,291,333 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.9% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire 14,143 shares of Class A Common Stock are exercisable within 60 days and the 3,932 shares of Class A Common Stock held in the Reporting Person's 401(k) plan as of November 1, 2004.
     (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2005, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005 and 14,143 options and rights held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 3 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      Imogene P. Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
          (See Instructions)                                            (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        166,027 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,446,858 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       166,027 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,446,858 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,612,885 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.2% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 4 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-6217605
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
          (See Instructions)                                            (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        0 shares
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,493,904 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       0 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,493,904 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,493,904 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.9% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO*
---------- ---------------------------------------------------------------------

     * The Reporting Person is a trust.
     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 5 OF 16 PAGES
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---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           JWA Consolidated, Inc.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-156071
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        114,464 shares
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,037,330 shares (1)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       114,464 shares
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,037,330 shares (1)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,151,794 shares (1)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.0% of the Class A Common Stock (1)(2)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           CO
---------- ---------------------------------------------------------------------

     (1) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (2) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 6 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Johnson Bank
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 39-1141446
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        445,504 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   2,422,719 shares (2)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       445,504 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       2,422,719 shares (2)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,868,223 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           31.0% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           BK
---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire 236,000 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes options and rights to acquire 164,000 shares of Class A Common Stock that are exercisable within 60 days.
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005 and 400,000 options and rights held by Johnson Back to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

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CUSIP NO. 479167 10 8                                  PAGE 7 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           H. Fisk Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        401,739 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,615,698 shares (2)(3)(4)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       401,739 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,615,698 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,017,437 (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.6% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire up to 14,143 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes options and rights to acquire 85,000 shares of Class A Common Stock that are exercisable within 60 days
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005 99,143 options and rights held by Mr. Johnson to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 8 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
           NAME OF REPORTING PERSON
    1      S. Curtis Johnson
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        43,153 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   1,359,883 shares (2)(3)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       43,153 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       1,359,883 shares (2)(3)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,403,036 shares (1)(2)(3)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.9% of the Class A Common Stock (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire up to 14,144 shares of Class A Common Stock are exercisable within 60 days.
     (2) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (3) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005 and options and rights held by Mr. Johnson to purchase 14,144 shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 9 OF 16 PAGES
----------------------------------             ---------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           Winifred J. Marquart
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [x]
           (See Instructions)                                           (B) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           SC and BK
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Wisconsin
---------------------------- -------- ------------------------------------------
          NUMBER                7     SOLE VOTING POWER
            OF                        14,164 shares (1)
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                   447,614 shares (2)(3)(4)
           OWNED
                             -------- ------------------------------------------
            BY                  9     SOLE DISPOSITIVE POWER
           EACH                       14,164 shares (1)
         REPORTING
                             -------- ------------------------------------------
          PERSON               10     SHARED DISPOSITIVE POWER
           WITH                       447,614 shares (2)(3)(4)
---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           461,778 shares (1)(2)(3)(4)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                                |X|
           See Item 5
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.2% of the Class A Common Stock (1)(2)(3)(4)(5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

     (1) Includes options and rights to acquire up to 14,144 shares of Class A Common Stock that are exercisable within 60 days.
     (2) Includes options and rights to acquire 79,000 shares of Class A Common Stock that are exercisable within 60 days
     (3) Includes shares of Class B Common Stock beneficially owned by the Reporting Person which are convertible at any time into Class A Common Stock on a one share-for-one share basis.
     (4) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 15, 2005 and 93,144 options and rights held by Ms. Marquart to purchase shares of Class A Common Stock that are exerciseable within 60 days.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 10 OF 16 PAGES
----------------------------------             ---------------------------------

     THIS AMENDMENT NO. 8 TO SCHEDULE 13D is filed jointly by Helen P. Johnson-Leipold ("Ms. Johnson-Leipold"), Imogene P. Johnson ("Mrs. Johnson"), Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988 (the "1988 Trust"), H. Fisk Johnson ("Mr. Fisk Johnson"), S. Curtis Johnson ("Mr. Curtis Johnson"), Winifred J. Marquart ("Ms. Marquart"), JWA Consolidated, Inc. ("JWA") and Johnson Bank (the "Bank"). In this Amendment No. 8 to Schedule 13D, Ms. Johnson-Leipold, Mrs. Johnson, the 1988 Trust, Mr. Fisk Johnson, Mr. Curtis Johnson, Ms. Marquart, JWA and the Bank are sometimes individually referred to as a "Reporting Person" and collectively referred to herein as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person or any other person. This filing shall serve to amend and supplement the Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on February 17, 2005.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 to the Schedule 13D is amended and supplemented by the following:

     As more fully set forth below in Item 4, on February 16, 2005, an entity beneficially owned by Mrs. Johnson, exercised its option to purchase (i) 127,489 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust and paid cash for such shares.

     As more fully set forth below in Item 4, on February 16, 2005, an entity beneficially owned jointly by Ms. Johnson-Leipold and the Bank, exercised its option to purchase (i) 49,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust and for such shares paid partially in cash and partially by the issuance of a promissory note, attached hereto as Exhibit 99.31 (the "HJL Note 2").

     As more fully set forth below in Item 4, on February 16, 2005, entities beneficially owned by the Bank, exercised options to purchase in the aggregate 90,000 shares of Class A Common Stock and paid cash for the exercise price of such Class A Common Stock.

     As more fully set forth below in Item 4, on February 16, 2005, entities beneficially owned jointly by Mr. Fisk Johnson and the Bank, exercised options to purchase (i) 146,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust and for such shares paid partially in cash and partially by the issuance of a promissory note, attached hereto as
Exhibit 99.32 (the "HFJ Note 2").

     As more fully set forth below in Item 4, on February 16, 2005, an entity beneficially owned jointly by Ms. Marquart and the Bank, exercised its option to purchase (i) 113,489 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust and for such shares paid partially in cash and partially by the issuance of a promissory note, attached hereto as
Exhibit 99.33 (the "WJM Note 2").

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 11 OF 16 PAGES
----------------------------------             ---------------------------------

Item 4.           Purpose of Transaction.

     Item 4 to the Schedule 13D is amended and supplemented by the following:

     On February 16, 2005, an entity beneficially owned by Mrs. Johnson, exercised its option to purchase (i) 127,489 shares of Class A Common Stock and
(ii) 6,250 shares of Class B Common Stock from the 1988 Trust by delivery of that certain option exercise agreement attached hereto as Exhibit 99.34. The exercise price for the purchase of the shares of Class A Common Stock and Class B Common Stock was paid in cash.

     On February 16, 2005, an entity beneficially owned jointly by Ms. Johnson-Leipold and the Bank, exercised its option to purchase (i) 49,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust by delivery of that certain option exercise agreement attached hereto as Exhibit 99.35. The exercise price for the purchase of the shares of Class A Common Stock and Class B Common Stock was paid partially in cash and partially by the issuance of the HJL Note.

     On February 16, 2005, entities beneficially owned by the Bank, exercised options to purchase in the aggregate 90,000 shares of Class A Common Stock from the 1988 Trust by delivery of those certain option exercise agreements attached hereto as Exhibit 99.36, Exhibit 99.37, Exhibit 99.38, Exhibit 99.39, Exhibit 99.40, and Exhibit 99.41. The exercise price for the purchase of the shares of Class A Common Stock was paid in cash.

     On February 16, 2005, entities beneficially owned jointly by Mr. Fisk Johnson and the Bank, exercised options to purchase (i) 146,988 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust by delivery of those certain option exercise agreements attached hereto as
Exhibit 99.42 and Exhibit 99.43. The exercise price for the purchase of the shares of Class A Common Stock and Class B Common Stock was paid partially in cash and partially by the issuance of the HFJ Note.

     On February 16, 2005, an entity beneficially owned jointly by Ms. Marquart and the Bank, exercised its option to purchase (i) 113,489 shares of Class A Common Stock and (ii) 6,250 shares of Class B Common Stock from the 1988 Trust by delivery of that certain option exercise agreement attached hereto as Exhibit
99.44. The exercise price for the purchase of the shares of Class A Common Stock and Class B Common Stock was paid partially in cash and partially by the issuance of the WJM Note.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety to read as follows:

     (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is set forth below:

----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Reporting Person        Sole Voting and    Shared Voting      Aggregate Beneficial Ownership  Percentage of Outstanding Shares
                        Dispositive Power  and Dispositive
                                           Power
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Ms. Johnson-Leipold     342,587 (1)(2)     1,948,746 (1)(10)  2,291,333 (1)(2)(10)(12)        25.9% (1)(2)(4)(10)(12)
                                                              (13)(14)(15)(16)(17)            (13)(14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------


                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 12 OF 16 PAGES
----------------------------------             ---------------------------------

----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mrs. Johnson            166,027            1,446,858 (1)      1,612,885 (1)(11)(13)           18.2% (1)(5)(11)(13)
                                                              (14)(15)(16)(17)                (14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
The 1988 Trust          0                  1,493,904 (1)      1,493,904 (1)(11)(12)           16.9% (1)(5)(11)(12)
                                                              (13)(14)(15)(16)(17)            (13)(14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
JWA                     114,464            1,037,330 (1)      1,151,794 (1)(11)(12)           13.0% (1)(5)(11)(12)
                                                              (14)(15)(16)(17)                (14)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
The Bank                445,504 (1)        2,422,719 (1)      2,868,223 (1)(11)(12)           31.0% (1)(6)(11)(12)
                                                              (13)(15)(16)(17)                (13)(15)(16)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mr. Fisk Johnson        401,739 (1)(3)     1,615,698          2,017,437 (1)(3)(10)(11)        22.6% (1)(3)(7)(10)(11)
                                           (1)(10)(18)        (12)(13)(14)(16)(17)(18)        (12)(13)(14)(16)(17(18))
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Mr. Curtis Johnson      43,153 (1)(3)      1,359,883 (1)(10)  1,403,036 (1)(3)(7)(10)         15.9% (1)(3)(8)(10)(11)(12)
                                                              (11)(12)(13)(14)(15)(17)        (13)(14)(15)(17)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------
Ms. Marquart            14,164 (1)(3)      447,614            461,778 (1)(3)(10)(11)(12)      5.2% (1)(3)(9)(10)(11)(12)
                                           (1)(10)(19)        (13)(14)(15)(16)(19)            (13)(14)(15)(16)(19)
----------------------- ------------------ ------------------ ------------------------------- ------------------------------------

     (1) Includes shares of Class B Common Stock which are convertible at any time on a one share-for-one share basis into shares of Class A Common Stock.
     (2) Includes options and rights to acquire 14,143 shares of Class A Common Stock and 6,250 shares of Class B Common
     Stock, which options and rights are exercisable within 60 days, and 3,932 shares of Class A Common Stock held in
     Ms. Johnson-Leipold's 401(k) plan as of November 1, 2004.
     (3) Includes options and rights to acquire 14,143 shares of Class A Common Stock for Mr. Fisk Johnson, and 14,144
     for each of Mr. Curtis Johnson and Ms. Marquart, which options and rights are exercisable within 60 days.
     (4) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005 and 14,143 options and rights held by Ms. Johnson-Leipold to purchase shares of Class A Common Stock and 6,250 shares of Class B Common Stock, which options and rights are exercisable within 60 days.
     (5) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005, filed with the Securities and Exchange Commission on
     October 29, 2004.
     (6) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005, and 400,000 options and rights held by Johnson Bank to purchase shares of Class A Common Stock that are exercisable within 60 days.
     (7) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Fisk Johnson to purchase 99,143 shares of Class A Common Stock and that are exercisable within 60 days.
     (8) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005, and options and rights held by Mr. Curtis Johnson to purchase 14,144 shares of Class A Common Stock are exercisable within 60 days.



                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 13 OF 16 PAGES
----------------------------------             ---------------------------------

     (9) Based on 7,625,331 shares of Class A Common Stock and 1,221,715 shares of Class B Common Stock (convertible into shares of Class A Common Stock on a one share-for-one share basis) of Johnson Outdoors Inc. outstanding as of
     February 14, 2004, as reported on the Johnson Outdoors Inc. Form 14A Definitive Proxy Statement, filed with the
     Securities and Exchange Commission on February 15, 2005, and options and rights held by Ms. Marquart to purchase
     93,144 shares of Class A Common Stock that are exercisable within 60 days.
     (10) Includes shares of Class A Common Stock and Class B Common Stock held of record by entities owned jointly by the Reporting Person and certain other Reporting Persons.
     (11) Excludes 342,587 shares beneficially owned solely by Ms. Johnson-Leipold as to which Mrs. Johnson, the 1988
     Trust JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
     (12) Excludes 177,788 shares beneficially owned solely by Mrs. Johnson as to which Ms. Johnson-Leipold, the 1988
     Trust, JWA, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
     (13) Excludes 114,464 shares beneficially owned solely by JWA to which Ms. Johnson-Leipold, Mrs. Johnson, the 1988
     Trust, the Bank, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
     (14) Excludes 445,504 shares beneficially owned solely by the Bank to which Ms. Johnson-Leipold, Mrs. Johnson, the
     1988 Trust, JWA, Mr. Fisk Johnson, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
     (15) Excludes 401,739 shares beneficially owned solely by Mr. Fisk Johnson as to which Ms. Johnson-Leipold, Mrs.
     Johnson, the 1988 Trust, JWA, the Bank, Mr. Curtis Johnson and Ms. Marquart disclaim any beneficial ownership.
     (16) Excludes 43,153 shares beneficially owned solely by Mr. Curtis Johnson as to which Ms. Johnson-Leipold, Mrs.
     Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson and Ms. Marquart disclaim any beneficial ownership.
     (17) Excludes 14,164 shares beneficially owned solely by Ms. Marquart as to which Ms. Johnson-Leipold, Mrs.
     Johnson, the 1988 Trust, JWA, the Bank, Mr. Fisk Johnson and Mr. Curtis Johnson disclaim any beneficial ownership.
     (18) Includes options and rights to acquire 99,143 shares of Class A Common Stock that are exercisable within 60 days.
     (19) Includes options and rights to acquire 93,144 shares of Class A Common Stock that are exercisable within 60 days.


     During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (c)-(e). Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in this Schedule 13D, as Amended by this Amendment No. 8, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 14 OF 16 PAGES
----------------------------------             ---------------------------------

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended as follows:

         Exhibit No.                Title
         -----------                -----

         Exhibit 99.31 Promissory Note, dated as of February 16, 2005, issued by the Helen Johnson-Leipold Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.32 Promissory Note, dated as of February 16, 2005, issued by the H. Fisk Johnson Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.33 Promissory Note, dated as of February 16, 2005, issued by the Winifred J. Marquart Third Party Gift and Inheritence Trust to the 1988 Trust.

         Exhibit 99.34 Option Exercise Agreement, dated as of February 16, 2005, executed by the Helen Johnson-Leipold Third Party Gift and Inheritence Trust.

         Exhibit 99.35 Option Exercise Agreement, dated as of February 16, 2005, executed by the Herbert
                                    F. Johnson Family Trust and Inheritence
                                    Trust.

         Exhibit 99.36 Option Exercise Agreement, dated as of February 16, 2005, executed by the Conrad Werner Leipold Trust and Inheritence Trust.

         Exhibit 99.37 Option Exercise Agreement, dated as of February 16, 2005, executed by the Samuel Curtis Johnson Leipold Trust and Inheritence Trust.

         Exhibit 99.38 Option Exercise Agreement, dated as of February 16, 2005, executed by the Bradford Powers Leipold Trust and Inheritence Trust.

         Exhibit 99.39 Option Exercise Agreement, dated as of February 16, 2005, executed by the Samantha Gene Marquart Trust and Inheritence Trust.

         Exhibit 99.40 Option Exercise Agreement, dated as of February 16, 2005, executed by the Isabelle Clare Marquart Trust and Inheritence Trust.

         Exhibit 99.41 Option Exercise Agreement, dated as of February 16, 2005, executed by the Danielle Marie Marquart Trust and Inheritence Trust.

         Exhibit 99.42 Option Exercise Agreement, dated as of February 16, 2005, executed by the H. Fisk Johnson Third Party Gift and Inheritence Trust.

         Exhibit 99.43 Option Exercise Agreement, dated as of February 16, 2005, executed by the HFJ III Family Line Investments LLC, Series II and Inheritence Trust.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 15 OF 16 PAGES
----------------------------------             ---------------------------------

         Exhibit 99.44 Option Exercise Agreement, dated as of February 16, 2005, executed by the Winifred
                                    J. Marquart Third Party Gift and Inheritence
                                    Trust.

                                  SCHEDULE 13D

----------------------------------             ---------------------------------

CUSIP NO. 479167 10 8                                  PAGE 16 OF 16 PAGES
----------------------------------             ---------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2005             /s/ Helen P. Johnson-Leipold
                                      ----------------------------------------
                                      Name: Helen P. Johnson-Leipold

Dated:  February 25, 2005             /s/ Imogene P. Johnson
                                      ------------------------------------------
                                      Name: Imogene P. Johnson

Dated:  February 25, 2005             /s/ H. Fisk Johnson
                                      ------------------------------------------
                                      Name: H. Fisk Johnson

Dated:  February 25, 2005             /s/ S. Curtis Jonson
                                      ------------------------------------------
                                      Name: S. Curtis Johnson

Dated:  February 25, 2005             /s/ Winifred J. Marquart
                                      ------------------------------------------
                                      Name: Winifred J. Marquart


                                      Samuel C. Johnson 1988 Trust Number One
                                      u/a September 14, 1988

Dated:  February 25, 2005             By:  /s/ Imogene P. Johnson
                                           -------------------------------------
                                            Name: Imogene P. Johnson
                                            Title: Co-Trustee

                                      JWA Consolidated, Inc.

Dated:  February 25, 2005             By:  /s/ Imogene P. Johnson
                                           -------------------------------------
                                            Name: Imogene P. Johnson
                                            Title:  President


                                      Johnson Bank

Dated:  February 25, 2005             By:  /s/ Brian L. Lucareli
                                           -------------------------------------
                                            Name: Brian Lucareli
                                            Title:  Senior Vice President